Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2015 and Declaration of a Quarterly Dividend

MONACO--(Marketwired - Nov 4, 2015) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and nine months ended September 30, 2015.

Results for the three months ended September 30, 2015 and 2014

For the three months ended September 30, 2015, the Company's adjusted net income was $88.1 million (see non-GAAP Measures section below), or $0.53 basic and $0.46 diluted earnings per share, which excludes (i) a gain of $1.2 million, or $0.01 per basic and diluted shares, resulting from the sale of the Company's investment in Dorian LPG Ltd. ("Dorian"), (ii) a gain of $1.4 million, or $0.01 per basic and diluted shares, resulting from the early termination of the contract on a time chartered-in vessel, (iii) a reserve of $1.4 million or $0.01 per basic and diluted share for a pool bunker supplier in bankruptcy, (iv) a write-off of $2.0 million, or $0.01 per basic and diluted shares, resulting from the write-off of deferred financing fees, (v) a loss of $2.0 million, or $0.01 per basic and diluted shares, resulting from the previously announced sale of STI Highlander, (vi) an unrealized loss on derivative financial instruments of $35,000, or $0.00 per basic and diluted shares and (vii) a gain of $46,000, or $0.00 per basic and diluted shares, resulting from the repurchase of $1.5 million face value of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes"). For the three months ended September 30, 2015, the Company had net income of $85.2 million, or $0.51 basic and $0.44 diluted earnings per share.

For the three months ended September 30, 2015, the Company's basic and diluted weighted average number of shares were 167,237,928 and 205,323,322, respectively. The diluted weighted average number of shares includes the potentially dilutive shares relating to our Convertible Notes representing 31,345,427 potential common shares (see below for further information).

For the three months ended September 30, 2014, the Company's adjusted net loss was $1.2 million (see Non-GAAP Measure section below), or $0.01 basic and diluted loss per share, which excludes a $0.1 million, or $0.00 per share unrealized gain on derivative financial instruments. For the three months ended September 30, 2014, the Company had a net loss of $1.2 million, or $0.01 basic and diluted loss per share.

Results for the nine months ended September 30, 2015 and 2014

For the nine months ended September 30, 2015, the Company's adjusted net income was $184.9 million (see non-GAAP Measures section below), or $1.15 basic and $1.01 diluted earnings per share, which excludes (i) a gain of $1.2 million, or $0.01 per basic and diluted shares, resulting from the sale of the Company's investment in Dorian, (ii) a gain of $1.4 million, or $0.01 per basic and diluted shares, resulting from the early termination of the contract on a time chartered-in vessel, (iii) a reserve of $1.4 million or $0.01 per basic and diluted share for a pool bunker supplier in bankruptcy, (iv) a write-off of $2.0 million, or $0.01 per basic and diluted shares, resulting from the write-off of deferred financing fees, (v) a net loss of $35,000, or $0.00 per basic and diluted shares, related to the gains and losses on the sales of Venice, STI Harmony, STI Heritage and STI Highlander, (vi) an unrealized loss on derivative financial instruments of $0.6 million, or $0.00 per basic and diluted shares and (vii) a gain of $46,000, or $0.00 per basic and diluted shares, resulting from the repurchase of $1.5 million face value of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes"). For the nine months ended September 30, 2015, the Company had net income of $183.5 million, or $1.14 basic and $1.01 diluted earnings per share.

For the nine months ended September 30, 2014, the Company's adjusted net loss was $10.6 million (see Non-GAAP Measure section below), or $0.06 basic and diluted loss per share, which excludes (i) a gain of $51.4 million, or $0.29 per share, resulting from the sales of seven Very Large Crude Carriers ("VLCCs") under construction, (ii) a gain of $10.9 million, or $0.06 per share, resulting from the acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares that the Company owned in Dorian, (iii) a write-off of $0.3 million, or $0.00 per share, resulting from the write-off of deferred financing fees, and (iv) an unrealized gain on derivative financial instruments of $0.2 million or $0.00 per share. For the nine months ended September 30, 2014, the Company had net income of $51.6 million, or $0.29 basic and $0.28 diluted earnings per share.

Declaration of Dividend

On November 4, 2015, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on December 11, 2015 to all shareholders as of November 24, 2015 (the record date). As of November 4, 2015 there were 178,031,765 shares outstanding.

Diluted Weighted Number of Shares

Diluted earnings per share for the three and nine months ended September 30, 2015 includes the potentially dilutive shares relating to the Convertible Notes representing 31,345,427 potential common shares. The Convertible Notes were issued in June 2014. The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, we assume that the Convertible Notes are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.4 million and $16.0 million during the three and nine months ended September 30, 2015, respectively, are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive. The Convertible Notes are currently ineligible for conversion.

Summary of Recent and Third Quarter Significant Events:

•	Below is a summary of the voyages fixed thus far in the fourth quarter of 2015:

o	For the LR2s in the pool: approximately $25,000 per day for 60% of the days

o	For the LR1s in the pool: approximately $18,000 per day for 48% of the days

o	For the MRs in the pool: approximately $19,000 per day for 43% of the days

o	For the Handymaxes in the pool: approximately $15,000 per day for 41% of the days

•	Below is a summary of the TCE revenue earned during the third quarter of 2015:

o	For the LR2s in the pool: approximately $38,848 per day

o	For the LR1s in the pool: approximately $20,883 per day

o	For the MRs in the pool: approximately $25,748 per day

o	For the MRs outside of the pool: approximately $18,818 per day

o	For the Handymaxes: approximately $20,319 per day

•
Reached agreements with Hyundai Mipo Dockyard Ltd. of South Korea ("HMD") to construct eight MR product tankers for approximately $36.0 million each with deliveries scheduled throughout 2017. The Company also has fixed price options with HMD to construct up to an additional six MR product tankers with 2018 deliveries.

•
Entered into a time charter out agreement with an unrelated third party for an LR2 product tanker, STI Rose, for three years at $28,000 per day. This charter is scheduled to commence during the first quarter of 2016.

•
Entered into time charter out agreements with an unrelated third party for two ice-class 1B MRs, STI Notting Hill and STI Westminster, each for three years at $20,500 per day. These charters are scheduled to commence by December 2015.

•	Sold the 2007 built Handymax product tanker, STI Highlander, for a selling price of $19.35 million in October 2015.

•	Purchased an aggregate of 4,830,705 of the Company's common shares since July 1, 2015 that are being held as treasury shares at an average price of $9.83 per share.

•	Purchased face value of $1.5 million of the Company's Convertible Notes at $1,088.10 per $1,000 principal amount.

•
Sold the Company's investment in Dorian to two unrelated third parties consisting of 9.4 million common shares at an average price of $15.64 per share. The Company recorded an aggregate gain of $1.2 million during the third quarter of 2015 as a result of these sales. All shares were sold pursuant to an effective resale registration statement filed by Dorian on July 8, 2015.

•
Received a commitment for a $34.5 million senior secured term loan facility from a leading European financial institution. The facility will bear interest at LIBOR plus a margin of 1.95% per annum, and the proceeds will be used to partially finance the purchase of the STI Memphis and refinance the existing indebtedness on one MR product tanker.

•	Executed an agreement to upsize the Company's previously announced $52.0 million credit facility with ING Bank N.V. to $87.0 million.

•
Executed a Senior Secured Term Loan Credit Facility for up to $142.2 million. The facility bears interest at LIBOR plus a margin of 2.15% per annum and the proceeds were used to finance 60% of the purchase price of four LR2s that were delivered during the second and third quarters of 2015.

•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in September 2015.

•	Purchased a 2014 built MR product tanker, STI Memphis, from an unrelated third party for approximately $37.1 million. This vessel was delivered in August 2015.

•
Purchased an LR2 product tanker from an unrelated third party that was under construction at Daewoo Shipbuilding and Marine Engineering ("DSME") for approximately $58.5 million. This vessel, STI Lombard, was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. The Company will take ownership of the vessel at the conclusion of the bareboat charter.

•	Purchased an MR product tanker, STI Black Hawk, from an unrelated third party that was under construction at HMD for approximately $37.0 million. This vessel was delivered in September 2015.

Vessel purchases

In August 2015, the Company signed contracts with HMD to construct four MR product tankers for $35.8 million each with deliveries scheduled in 2017. This purchase price reflects costs for additional enhancements made to the specifications of each vessel. As part of these agreements, the Company received fixed price options to construct up to an additional 10 MR product tankers with 2017 and 2018 deliveries. In October 2015, the Company declared options to construct four additional MR product tankers for $36.0 million each with deliveries scheduled in the third and fourth quarters of 2017. The Company currently has fixed price options with HMD to construct an additional six MR product tankers with 2018 deliveries.

In July 2015, the Company reached an agreement with an unrelated third party to purchase an MR product tanker that was under construction at HMD for approximately $37.0 million. This vessel, STI Black Hawk, was delivered in September 2015.

In July 2015, the Company reached an agreement with an unrelated third party to purchase an LR2 product tanker that was under construction at DSME for approximately $58.5 million. This vessel, STI Lombard, was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. The Company will take ownership of the vessel at the conclusion of the bareboat charter.

In July 2015, the Company reached an agreement with an unrelated third party to purchase an MR product tanker that was built in 2014 at SPP Shipbuilding Co., Ltd. ("SPP") for approximately $37.1 million. This vessel, STI Memphis, was delivered in August 2015.

Sale of STI Highlander

In October 2015, the Company sold its 2007 built Handymax product tanker, STI Highlander, for $19.35 million. There was no debt repayment associated with this sale as this vessel was not collateralized under any of the Company's credit facilities. The Company recorded a write-down of $2.0 million in the third quarter of 2015 in connection with the agreement to sell this vessel.

$34.5 Million Credit Facility

In October 2015, the Company received a commitment from a leading European financing institution for a loan facility of up to $34.5 million. The facility will bear interest at LIBOR plus a margin of 1.95% per annum, and the proceeds will be used to partially finance the purchase of STI Memphis and refinance the existing indebtedness on one MR product tanker (2014 built), up to a maximum of $17.25 million per vessel.

The facility has a 15 year repayment profile and a final maturity of five years from the signing date of the loan for each vessel. The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.

Upsizing of ING Credit Facility

In September 2015, the Company executed an agreement to upsize its previously announced $52.0 million credit facility with ING Bank N.V. to $87.0 million. The facility bears interest at LIBOR plus a margin of 1.95% per annum and was used to partially finance the purchase of STI Black Hawk (which was delivered in September 2015), and refinance the existing indebtedness on an MR product tanker that was delivered in March 2015. The facility will also be used to finance up to 47.5% of the purchase price of two LR2 product tankers currently under construction at Daehan Shipbuilding Co., Ltd., with expected deliveries in the first and second quarters of 2016.

The loan facility has a 15 year repayment profile and a final maturity of seven years from the original date of signing of June 24, 2015. The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.

$142.2 Million Credit Facility

In July 2015, the Company executed a term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million to partially finance four LR2s. The facility bears interest at LIBOR plus a margin of 2.15% per annum, and the proceeds were used to finance up to 60% of the purchase price of the vessels specified in the facility.

The facility has a 15 year repayment profile and a final maturity of five years from the drawdown date of the loan for each vessel. The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.

$250 million Securities Repurchase Program

In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Senior Notes Due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.

During 2015 (through the date of this press release), the Company has acquired the following:

•
an aggregate of 5,577,344 of its common shares that are being held as treasury shares at an average price of $9.57 per share (4,830,705 shares were purchased at an average price at $9.83 under the May 2015 $250 million Securities Repurchase Program; the remaining shares were purchased in the first quarter of 2015 under the previous buyback program). There are 178,031,765 shares outstanding as of November 4, 2015.

•
$1.5 million face value of its Convertible Notes at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million Securities Repurchase Program).

The Company has $200.9 million remaining under its Securities Repurchase Program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.

Newbuilding Vessel Deliveries

Since June 30, 2015 the Company has taken delivery of six vessels under its Newbuilding Program with HMD, DSME, SPP, Daehan Shipbuilding Co. Ltd. ("DHSC") and Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME"). These deliveries are summarized as follows:

	Name	Delivered	Type	Shipyard
1	STI Brooklyn	July 2015	MR	SPP
2	STI Kingsway	August 2015	LR2	SSME
3	STI Memphis	August 2015	MR	SPP
4	STI Lombard	August 2015	LR2	DSME	(1)
5	STI Carnaby	September 2015	LR2	SSME
6	STI Black Hawk	September 2015	MR	HMD
(1) This vessel was delivered under a bareboat charter-in agreement for nine months at $10,000 per day. The Company will take ownership of the vessel at the conclusion of the bareboat charter.

Time Charter-in Update

In September 2015, the Company declared an option to extend the charter on an MR product tanker that is currently time chartered-in for an additional six months at $15,250 per day effective November 2015. The Company also has an option to extend the charter for an additional year at $16,350 per day.

In October 2015, the Company declared an option to extend the charter on an MR product tanker that is currently time chartered-in for an additional year at $17,500 per day effective January 2016. The Company also has an option to extend the charter for an additional year at $18,000 per day.

Conference Call

The Company will have a conference call on Wednesday, November 4, 2015 at 10:00 AM Eastern Standard Time and 4:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-800-289-0487 (U.S.) or +1-913-312-0979 (International). The conference participant passcode is 5765140. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=102925

Current Liquidity

As of November 3, 2015, the Company had $183.8 million in cash.

Debt

We made the following drawdowns from our credit facilities since June 30, 2015 and through the date of this press release:

		Drawdown amount
	Credit facility	(in $ millions)	Drawdown date	Collateral
1	K-Sure Credit Facility	19.5	July 2015	STI Brooklyn
2	ABN AMRO Credit Facility	35.7	July 2015	STI Savile Row
3	ABN AMRO Credit Facility	35.1	August 2015	STI Spiga	(1)
4	ABN AMRO Credit Facility	35.7	August 2015	STI Kingsway
5	ABN AMRO Credit Facility	35.7	September 2015	STI Carnaby
6	ING Credit Facility	17.5	September 2015	STI Black Hawk
7	ING Credit Facility	17.5	October 2015	STI Pontiac	(1)

	(1) This drawdown was made as part of the refinancing of the amounts borrowed relating to this vessel under the Company's 2013 Credit Facility.

As of November 3, 2015, the Company's outstanding debt balance, and amount available to draw, is as follows:

In thousands of U.S. dollars	Amount outstanding at September 30, 2015	Amount Outstanding at November 3, 2015	Availability as of the date of this report
2011 Credit Facility	$102,960	$102,960	$-
Newbuilding Credit Facility	73,342	73,342	-
2013 Credit Facility	454,907	435,407	-	(1)
K-Sure Credit Facility	443,333	443,333	-
KEXIM Credit Facility	400,250	400,250	-
Credit Suisse Credit Facility	-	-	61,200	(2)
ING Credit Facility	17,500	35,000	52,000	(3)
ABN AMRO Credit Facility	142,200	141,605	-
BNP Paribas Credit Facility	-	-	34,500	(4)
Senior Unsecured Notes	105,500	105,500	-
Convertible Senior Notes	358,500	358,500	-	(5)
Capital Lease	53,709	53,488	-	(6)
Total	$2,152,201	$2,149,385	$147,700

(1)	A repayment of $19.5 million was made in October 2015 as part of the refinancing of the amounts borrowed related to STI Pontiac.
(2)
We entered into a senior secured term loan facility with Credit Suisse AG in March 2015. Availability can be used to finance the lesser of $30.6 million and 60% of each vessel's fair market value at the respective drawdown dates.

(3)
We entered into a senior secured term loan facility with ING Bank N.V. in June 2015. Availability can be used to finance the lesser of $26.0 million and 47.5% of the fair market value of the respective vessels. The amount outstanding as of November 3, 2015 includes a drawdown in October 2015 of $17.5 million related to STI Pontiac, which was previously part of the 2013 Credit Facility.

(4)
In October 2015, the Company received a commitment for a $34.5 million term loan facility with a leading European financial institution. The proceeds will be used to refinance the existing indebtedness on two MR product tankers (2014 built), up to a maximum of $17.25 million per vessel.

(5)
As of September 30, 2015, $48.1 million of this amount has been attributed to the conversion feature of the Convertible Notes and recorded within additional paid in capital on the consolidated balance sheet.

(6)
In August 2015, we took delivery of STI Lombard, a newbuilding LR2 product tanker under a bareboat charter-in agreement for nine months at $10,000 per day. This lease has been recorded as a capital lease since we have an obligation to purchase this vessel by the expiration of the charter.

Newbuilding Program

During the third quarter of 2015, the Company made $280.9 million of installment payments on its newbuilding vessels.

The Company currently has 12 newbuilding vessel orders with HMD, DHSC, and SSME (eight MRs and four LR2s) in addition to one LR2 vessel (STI Lombard) which is to be acquired in April 2016 at the conclusion of its bareboat charter. The estimated fourth quarter of 2015 and future payments are as follows*:

$ in millions
Q4 2015 - installment payments made	$42.1
Q4 2015 - remaining installment payments	13.8
Q1 2016	65.5
Q2 2016	74.7
Q3 2016	33.2
Q4 2016	47.6
Q1 2017	50.1
Q2 2017	46.6
Q3 2017	32.5
Q4 2017	64.9

Total	$471.0

Explanation of Variances on the Third Quarter of 2015 Financial Results Compared to the Third Quarter of 2014

For the three months ended September 30, 2015, the Company recorded net income of $85.3 million compared to a net loss of $1.2 million for the three months ended September 30, 2014. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended September 30, 2015 and 2014:

	For the three months ended September 30,
In thousands of U.S. dollars	2015	2014
Vessel revenue	$228,142	$82,891
Voyage expenses	(933)	(902)
TCE revenue	$227,209	$81,989

•
TCE revenue increased $145.2 million to $227.2 million. This increase was driven by an increase in the average number of operating vessels (owned and time chartered-in) to 93.8 from 58.6 for the three months ended September 30, 2015 and 2014, respectively, along with an increase in time charter equivalent revenue per day to $26,777 per day from $15,264 per day for the three months ended September 30, 2015 and 2014, respectively (see the breakdown of daily TCE below). Spot rates across all of our operating segments increased during the third quarter as fundamentals in the product tanker market continued to improve. These fundamentals were driven by high global refinery utilization and improved refining margins along with increased refining capacity in the Middle East and India which have had a resultant, positive impact on the demand for our vessels.

•
Vessel operating costs increased $24.1 million to $45.0 million from $20.9 million for the three months ended September 30, 2015 and 2014, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 77.8 vessels from 33.7 vessels for the three months ended September 30, 2015 and 2014, respectively. The increase was offset by an overall decrease in vessel operating costs per day to $6,279 per day from $6,705 per day for the three months ended September 30, 2015 and 2014, respectively (see the breakdown of daily vessel operating costs below).

•
Charterhire expense decreased $8.9 million to $24.0 million from $32.9 million for the three months ended September 30, 2015 and 2014, respectively. This difference was driven by a decrease in the Company's time chartered-in fleet to an average of 16.0 vessels from 24.9 vessels for the three months ended September 30, 2015 and 2014, respectively.

•
Depreciation expense increased $17.9 million to $29.5 million from $11.6 million for the three months ended September 30, 2015 and 2014, respectively. This change was the result of an increase in the average number of owned vessels to 77.8 from 33.7 for the three months ended September 30, 2015 and 2014, respectively.

•
General and administrative expenses increased $6.7 million to $18.4 million from $11.7 million for the three months ended September 30, 2015 and 2014, respectively. This increase is due to the significant growth in the Company's fleet to an average of 93.8 owned and time chartered-in vessels during the three months ended September 30, 2015 from an average of 58.6 owned and time chartered-in vessels during the three months ended September 30, 2014.

•	Gain on sale of Dorian shares of $1.2 million relates to the Company's sale of its remaining 9.4 million shares in Dorian in July 2015.

•
Write-down of vessels held for sale of $2.0 million relates to the write-down of the carrying amount of STI Highlander as a result of the entry into the agreement to sell this vessel in September 2015. The sale closed in October 2015.

•	Financial expenses increased $18.8 million to $25.5 million from $6.7 million primarily as a result of:

o
The write-off of an aggregate of $2.0 million of deferred financing fees primarily related to a $1.5 million write-off relating to the refinancing of the amounts borrowed for STI Spiga (from the 2013 Credit Facility to the ING Credit Facility) and a $0.5 million write-off relating to the early repayment of the amounts borrowed under the Nomura Term Margin Loan facility as a result of the sale of the Company's investment in Dorian in July 2015.

o
An increase in the Company's debt balance in addition to a decrease in the amount of interest capitalized for the three months ended September 30, 2015 and 2014, respectively. Total debt outstanding, net of deferred financing fees, was $2.0 billion at September 30, 2015 compared to $1.2 billion at September 30, 2014.

•
Other income of $1.4 million was primarily related to a $1.4 million gain recorded as a result of a termination fee received when the owner of one of the Company's time chartered-in vessels cancelled the contract prior to its expiration date.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2015	2014	2015	2014
Revenue
Vessel revenue	$228,142	$82,891	$577,312	$217,070

Operating expenses
Vessel operating costs	(45,017)	(20,933)	(123,639)	(47,683)
Voyage expenses	(933)	(902)	(4,139)	(5,427)
Charterhire	(24,014)	(32,941)	(78,660)	(109,334)
Depreciation	(29,525)	(11,574)	(76,483)	(24,896)
General and administrative expenses	(18,433)	(11,676)	(47,586)	(34,300)
Gain on sale of VLCCs	-	-	-	51,419
Gain on sale of Dorian shares	1,179	-	1,179	10,924
Write-down of vessel held for sale/gain on sales of vessels	(2,054)	-	(35)	-
Total operating expenses	(118,797)	(78,026)	(329,363)	(159,297)
Operating income	109,345	4,865	247,949	57,773
Other (expense) and income, net
Financial expenses	(25,549)	(6,683)	(65,447)	(7,554)
Realized gain on derivative financial instruments	-	-	55	17
Unrealized gain / (loss) on derivative financial instruments	(35)	75	(577)	187
Financial income	48	103	126	172
Share of income from associate	-	462	-	1,036
Other expenses, net	1,442	19	1,428	(34)
Total other expense, net	(24,094)	(6,024)	(64,415)	(6,176)
Net income / (loss)	$85,251	$(1,159)	$183,534	$51,597

Earnings / (loss) per share

Basic	$0.51	$(0.01)	$1.14	$0.29
Diluted	$0.44	$(0.01)	$1.01	$0.28
Basic weighted average shares outstanding	167,237,928	159,908,437	160,637,016	178,244,105
Diluted weighted average shares outstanding	205,323,322	159,908,437	198,110,118	182,210,167
*Diluted earnings per share for the three months ended September 30, 2015 primarily includes the potentially dilutive shares relating to our Convertible Senior Notes due 2019 (the "Convertible Notes") representing 31,345,427 potential common shares. The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, we assume that the Convertible Notes are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.4 million and $16.0 million for the three and nine months ended September 30, 2015, respectively, are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive. The Convertible Notes are currently ineligible for conversion.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$173,040	$116,143
Accounts receivable	84,662	78,201
Prepaid expenses and other current assets	6,880	2,420
Inventories	6,718	6,075
Vessels held for sale	17,937	70,865
Total current assets	289,237	273,704
Non-current assets
Vessels and drydock	3,117,454	1,971,878
Vessels under construction	75,195	404,877
Other assets	20,909	23,728
Available for sale investment	-	130,456
Total non-current assets	3,213,558	2,530,939
Total assets	$3,502,795	$2,804,643

Current liabilities
Current portion of long-term debt	123,202	87,163
Debt related to vessels held for sale	-	32,932
Finance lease liability	53,709	-
Accounts payable	18,739	14,929
Accrued expenses	20,796	55,139
Derivative financial instruments	577	205
Total current liabilities	217,023	190,368
Non-current liabilities
Long-term debt	1,868,088	1,451,427
Total non-current liabilities	1,868,088	1,451,427
Total liabilities	2,085,111	1,641,795

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,223	2,033
Additional paid in capital	1,720,485	1,550,956
Treasury shares	(402,631)	(351,283)
Accumulated other comprehensive income / (loss)	-	(10,878)
Retained earnings / (accumulated deficit)	97,607	(27,980)
Total shareholders' equity	1,417,684	1,162,848
Total liabilities and shareholders' equity	$3,502,795	$2,804,643

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2015	2014
Operating activities
Net income	$183,535	$51,597
Gain on sale of VLCCs	-	(51,419)
Gain on sale of Dorian shares	(1,179)	(10,924)
Gain on sale of vessels	(2,016)	-
Write-down of vessel held for sale	2,054	-
Depreciation	76,483	24,896
Amortization of restricted stock	24,793	22,068
Amortization of deferred financing fees	12,806	2,307
Straight-line adjustment for charterhire expense	-	3
Share of income from associate	-	(1,036)
Unrealized loss / (gain) on derivative financial instruments	577	(187)
Amortization of acquired time charter contracts	447	277
Accretion of convertible senior notes	8,284	2,680
Gain on repurchase of convertible senior notes	(46)	-
	305,738	40,262
Changes in assets and liabilities:
Drydock payments	-	(1,290)
Increase in inventories	(2,051)	(1,705)
Increase in accounts receivable	(8,289)	(7,591)
Increase in prepaid expenses and other current assets	(4,842)	(793)
Increase in other assets	(9,247)	(969)
Increase in accounts payable	5,909	252
(Decrease)/increase in accrued expenses	(1,134)	6,140
Interest rate swap termination payment	(128)	(274)
	(19,782)	(6,230)
Net cash inflow from operating activities	285,956	34,032
Investing activities
Acquisition of vessels and payments for vessels under construction	(858,575)	(927,166)
Proceeds from disposal of vessels	72,880	213,670
Proceeds from sale of Dorian shares	142,435	-
Deposit returned for vessel purchases	(31,277)	-
Net cash outflow from investing activities	(674,537)	(713,496)
Financing activities
Debt repayments	(189,790)	(64,381)
Issuance of debt	608,800	789,949
Debt issuance costs	(7,916)	(41,104)
(Repayment) / proceeds of convertible senior notes	(1,632)	360,000
Convertible senior notes issuance costs	-	(10,986)
Proceeds from issuance of common stock	159,747	-
Equity issuance costs	(7,489)	(42)
Dividends paid	(64,894)	(50,746)
Repurchase of common stock	(51,348)	(241,530)
Net cash inflow from financing activities	445,478	741,160
Increase in cash and cash equivalents	56,897	61,696
Cash and cash equivalents at January 1,	116,143	78,845
Cash and cash equivalents at September 30,	$173,040	$140,541

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2015 and 2014
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$150,839	$25,077	$349,563	$45,282

Average Daily Results
Time charter equivalent per day(2)	$26,777	$15,264	$23,910	$14,683
Vessel operating costs per day(3)	6,279	6,705	6,440	6,956

Aframax/LR2
TCE per revenue day(2)	38,848	19,375	32,185	16,390
Vessel operating costs per day(3)	6,441	6,594	6,639	7,419

Panamax/LR1
TCE per revenue day(2)	20,883	17,034	21,884	16,700
Vessel operating costs per day(3)	-	7,928	8,676	8,739

MR
TCE per revenue day(2)	24,655	14,457	22,619	13,626
Vessel operating costs per day(3)	6,213	6,673	6,317	6,592

Handymax
TCE per revenue day(2)	20,319	13,056	20,038	13,879
Vessel operating costs per day(3)	6,236	6,122	6,470	6,969

Fleet data
Average number of owned vessels	77.8	33.7	70.2	25.0
Average number of time chartered-in vessels	16.0	24.9	18.5	27.7

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	-	-	$1,290
(1) See Non-GAAP Measure section below.
(2)  Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3) Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of November 4, 2015

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,000	1A	SHTP(1)	Handymax
2	STI Comandante	2014	38,000	1A	SHTP(1)	Handymax
3	STI Pimlico	2014	38,000	1A	SHTP(1)	Handymax
4	STI Hackney	2014	38,000	1A	SHTP(1)	Handymax
5	STI Acton	2014	38,000	1A	SHTP(1)	Handymax
6	STI Fulham	2014	38,000	1A	SHTP(1)	Handymax
7	STI Camden	2014	38,000	1A	SHTP(1)	Handymax
8	STI Battersea	2014	38,000	1A	SHTP(1)	Handymax
9	STI Wembley	2014	38,000	1A	SHTP(1)	Handymax
10	STI Finchley	2014	38,000	1A	SHTP(1)	Handymax
11	STI Clapham	2014	38,000	1A	SHTP(1)	Handymax
12	STI Poplar	2014	38,000	1A	SHTP(1)	Handymax
13	STI Hammersmith	2015	38,000	1A	SHTP(1)	Handymax
14	STI Rotherhithe	2015	38,000	1A	SHTP(1)	Handymax
15	STI Amber	2012	52,000	-	SMRP(4)	MR
16	STI Topaz	2012	52,000	-	SMRP(4)	MR
17	STI Ruby	2012	52,000	-	SMRP(4)	MR
18	STI Garnet	2012	52,000	-	SMRP(4)	MR
19	STI Onyx	2012	52,000	-	SMRP(4)	MR
20	STI Sapphire	2013	52,000	-	SMRP(4)	MR
21	STI Emerald	2013	52,000	-	SMRP(4)	MR
22	STI Beryl	2013	52,000	-	SMRP(4)	MR
23	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
24	STI Larvotto	2013	52,000	-	SMRP(4)	MR
25	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
26	STI Ville	2013	52,000	-	SMRP(4)	MR
27	STI Duchessa	2014	52,000	-	SMRP(4)	MR
28	STI Opera	2014	52,000	-	SMRP(4)	MR
29	STI Texas City	2014	52,000	-	Time Charter(5)	MR
30	STI Meraux	2014	52,000	-	SMRP(4)	MR
31	STI Chelsea	2014	52,000	-	SMRP(4)	MR
32	STI Lexington	2014	52,000	-	SMRP(4)	MR
33	STI San Antonio	2014	52,000	-	SMRP(4)	MR
34	STI Venere	2014	52,000	-	SMRP(4)	MR
35	STI Virtus	2014	52,000	-	SMRP(4)	MR
36	STI Powai	2014	52,000	-	SMRP(4)	MR
37	STI Aqua	2014	52,000	-	SMRP(4)	MR
38	STI Dama	2014	52,000	-	SMRP(4)	MR
39	STI Olivia	2014	52,000	-	SMRP(4)	MR
40	STI Mythos	2014	52,000	-	SMRP(4)	MR
41	STI Benicia	2014	52,000	-	SMRP(4)	MR
42	STI Regina	2014	52,000	-	SMRP(4)	MR
43	STI St. Charles	2014	52,000	-	SMRP(4)	MR
44	STI Mayfair	2014	52,000	-	SMRP(4)	MR
45	STI Yorkville	2014	52,000	-	SMRP(4)	MR
46	STI Milwaukee	2014	52,000	-	SMRP(4)	MR
47	STI Battery	2014	52,000	-	SMRP(4)	MR
48	STI Soho	2014	52,000	-	SMRP(4)	MR
49	STI Memphis	2014	52,000		SMRP(4)	MR
50	STI Tribeca	2015	52,000	-	SMRP(4)	MR
51	STI Gramercy	2015	52,000	-	SMRP(4)	MR
52	STI Bronx	2015	52,000	-	SMRP(4)	MR
53	STI Pontiac	2015	52,000	-	SMRP(4)	MR
54	STI Manhattan	2015	52,000	-	SMRP(4)	MR
55	STI Queens	2015	52,000	-	SMRP(4)	MR
56	STI Osceola	2015	52,000	-	SMRP(4)	MR
57	STI Notting Hill	2015	52,000	1B	SMRP(4)(6)	MR
58	STI Seneca	2015	52,000	-	SMRP(4)	MR
59	STI Westminster	2015	52,000	1B	Spot (6)	MR
60	STI Brooklyn	2015	52,000	-	Spot	MR
61	STI Black Hawk	2015	52,000	-	SMRP(4)	MR
62	STI Elysees	2014	109,999	-	SLR2P(3)	LR2
63	STI Madison	2014	109,999	-	SLR2P(3)	LR2
64	STI Park	2014	109,999	-	SLR2P(3)	LR2
65	STI Orchard	2014	109,999	-	SLR2P(3)	LR2
66	STI Sloane	2014	109,999	-	SLR2P(3)	LR2
67	STI Broadway	2014	109,999	-	SLR2P(3)	LR2
68	STI Condotti	2014	109,999	-	SLR2P(3)	LR2
69	STI Rose	2015	109,999	-	SLR2P(3)(7)	LR2
70	STI Veneto	2015	109,999	-	SLR2P(3)	LR2
71	STI Alexis	2015	109,999	-	SLR2P(3)	LR2
72	STI Winnie	2015	109,999	-	SLR2P(3)	LR2
73	STI Oxford	2015	109,999	-	SLR2P(3)	LR2
74	STI Lauren	2015	109,999	-	SLR2P(3)	LR2
75	STI Connaught	2015	109,999	-	SLR2P(3)	LR2
76	STI Spiga	2015	109,999	-	SLR2P(3)	LR2
77	STI Savile Row	2015	109,999	-	SLR2P(3)	LR2
78	STI Kingsway	2015	109,999	-	SLR2P(3)	LR2
79	STI Carnaby	2015	109,999	-	SLR2P(3)	LR2

	Total owned DWT		4,955,982

	Vessel Name	Year Built	DWT	Ice class		Employment	Vessel type	Daily Base Rate	Expiry (8)
	Time or bareboat chartered-in vessels
80	Kraslava	2007	37,258	1	B	SHTP(1)	Handymax	$14,150	18-May-16
81	Krisjanis Valdemars	2007	37,266	1	B	SHTP(1)	Handymax	$14,150	01-May-16
82	Iver Prosperity	2007	37,412	-		SHTP(1)	Handymax	$13,500	03-Apr-16
83	Histria Perla	2005	40,471	-		SHTP(1)	Handymax	$13,550	15-Nov-15
84	Miss Mariarosaria	2011	47,499	-		SMRP(4)	MR	$15,250	26-May-16	(9)
85	Vukovar	2015	49,990	-		SMRP(4)	MR	$17,034	01-May-18
86	Targale	2007	49,999	-		SMRP(4)	MR	$15,200	17-May-16	(10)
87	Gan-Trust	2013	51,561	-		SMRP(4)	MR	$16,250	06-Jan-17	(11)
88	King Douglas	2008	73,666	-		SPTP(2)	LR1	$15,000	06-Dec-15
89	Hellespont Progress	2006	73,728	-		SPTP(2)	LR1	$16,250	18-Mar-16	(12)
90	Densa Crocodile	2015	105,408	-		SLR2P(3)	LR2	$21,050	07-Feb-16	(13)
91	Densa Alligator	2013	105,708	-		SLR2P(3)	LR2	$24,875	17-Sep-16	(14)
92	STI Lombard	2015	109,999	-		SLR2P(3)	LR2	$10,000	03-May-16	(15)

	Total time chartered-in DWT		819,965

	Newbuildings currently under construction

	Vessel Name	Yard		DWT	Vessel type
93	Hull 2601 - TBN STI Galata	HMD	(16)	52,000	MR
94	Hull 2602 - TBN STI Taskim	HMD	(16)	52,000	MR
95	Hull 2603 - TBN STI Leblon	HMD	(16)	52,000	MR
96	Hull 2604 - TBN STI La Boca	HMD	(16)	52,000	MR
97	Hull 2605 - TBN STI San Telmo	HMD	(16)	52,000	MR
98	Hull 2606 - TBN STI Jurere	HMD	(16)	52,000	MR
99	Hull 2607 - TBN STI Esles II	HMD	(16)	52,000	MR
100	Hull 2608 - TBN STI Jardins	HMD	(16)	52,000	MR
101	Hull S3120 - TBN STI Selatar	SSME	(17)	109,999	LR2
102	Hull S3121 - TBN STI Rambla	SSME	(17)	109,999	LR2
103	Hull 5003 - TBN STI Grace	DHSC	(18)	109,999	LR2
104	Hull 5004 - TBN STI Jermyn	DHSC	(18)	109,999	LR2

	Total newbuilding product tankers DWT			855,996

	Total Fleet DWT			6,631,943

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years expiring in March 2016, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(6)	This vessel has entered into a time charter-out agreement with an unrelated third party for three years at $20,500 per day, which is expected to commence by December 2015.
(7)	This vessel has entered into a time charter- out agreement with an unrelated third party for three years at $28,000 per day, which is expected to commence during the first quarter of 2016.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	In September 2015, we declared an option to extend the charter for an additional six months at $15,250 per day effective November 2015. We have an option to extend the charter for an additional year at $16,350 per day.

(10)	We have an option to extend the charter for an additional year at $16,200 per day.
(11)	The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. In October 2015, we extended the charter for an additional year at $17,500 per day beginning in January 2016. We have an option to extend the charter for an additional year at $18,000 per day.

(12)	We have an option to extend the charter for an additional year at $17,250 per day.
(13)	We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate. We also have an option to extend the charter for an additional year at $22,600 per day.

(14)	In April 2015, we extended the charter for an additional year at $24,875 per day effective September 2015. We have an option to extend the charter for an additional year at $26,925 per day.
(15)	This vessel was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. The Company is obligated to take ownership of the vessel, and pay the remaining 90% of the contract price, at the conclusion of the bareboat charter (or at any point prior, at the Company's discretion).

(16)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). All eight vessels are expected to be delivered throughout 2017.
(17)	These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the third quarter of 2016 and one in the fourth quarter of 2016.

(18)	These newbuilding vessels are being constructed at DHSC (Daehan Shipbuilding Co. Ltd). These two vessels are expected to be delivered in the first and second quarter of 2016.

Dividend Policy and Stock Buyback Program

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company's dividend history is as follows:

On November 4, 2015, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on December 11, 2015 to all shareholders as of November 24, 2015 (the record date). As of November 4, 2015 there were 178,031,765 shares outstanding.

Date paid	Dividends per share
June 2013	$0.025
September 2013	$0.035
December 2013	$0.070
March 2014	$0.080
June 2014	$0.090
September 2014	$0.100
December 2014	$0.120
March 2015	$0.120
June 2015	$0.125
September 2015	$0.125

Securities Buyback Program

In May 2015, the Company's Board of Directors authorized a new securities buyback program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Senior Notes Due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.

During 2015 (through the date of this press release), the Company has acquired the following:

•
an aggregate of 5,577,344 of its common shares that are being held as treasury shares at an average price of $9.57 per share (4,830,705 shares were purchased at an average price at $9.83 under the May 2015 $250 million securities buyback program; the remaining shares were purchased in the first quarter of 2015 under the previous buyback program). There are 178,031,765 shares outstanding as of November 4, 2015.

•
$1.5 million face value of its Convertible Senior Notes Due 2019 at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million securities buyback program).

The Company has $200.9 million remaining under its Securities Repurchase Program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (18 LR2, 14 Handymax, and 47 MR tankers) with an average age of 1.1 years and time or bareboat charters-in 13 product tankers (three LR2, two LR1, four MR and four Handymax tankers). The Company has contracted for 12 newbuilding product tankers (eight MR and four LR2 tankers). The four LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures

This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income

	For the three months ended September 30, 2015
In thousands of U.S. dollars except per share and share data	Amount	Per share basic	Per share diluted
Net income	$85,251	$0.51	$0.44
Adjustments:
Deferred financing fees write-off	2,009	0.01	0.01
Gain on sale of Dorian shares	(1,179)	(0.01)	(0.01)
Write-down of vessel held for sale	2,054	0.01	0.01
Gain on early termination of time chartered-in contract	(1,397)	(0.01)	(0.01)
Reserve for pool bunker supplier in bankruptcy	1,396	0.01	0.01
Unrealized loss on derivative financial instruments	35	0.00	0.00
Gain on repurchase of convertible senior notes	(46)	(0.00)	(0.00)
Adjusted net income	$88,123	$0.53	$0.46

	For the three months ended September 30, 2014
		Per share	Per share
	Amount	basic	diluted
Net loss	$(1,159)	$(0.01)	$(0.01)
Adjustments:
Unrealized gain on derivative financial instruments	(75)	(0.00)	(0.00)
Adjusted net loss	$(1,234)	$(0.01)	$(0.01)

	For the nine months ended September 30, 2015
	Amount	Per share basic	Per share diluted
Net income	$183,534	$1.14	$1.01
Adjustments:
Deferred financing fees write-off	2,009	0.01	0.01
Gain on sale of Dorian shares	(1,179)	(0.01)	(0.01)
Write-down of vessel held for sale/gain on sales of vessels	35	0.00	0.00
Gain on early termination of time chartered-in contract	(1,397)	(0.01)	(0.01)
Reserve for pool bunker supplier in bankruptcy	1,396	0.01	0.01
Unrealized loss on derivative financial instruments	577	0.00	0.00
Gain on repurchase of convertible senior notes	(46)	(0.00)	(0.00)
Adjusted net income	$184,929	$1.15	$1.01

	For the nine months ended September 30, 2014
		Per share	Per share
	Amount	basic	diluted
Net income	$51,597	$0.29	$0.28
Adjustments:
Deferred financing fees write-off - STI Spirit	317	0.00	0.00
Unrealized gain on derivative financial instruments	(187)	(0.00)	(0.00)
Gain on sale of VLCCs	(51,419)	(0.29)	(0.28)
Gain on sale of Dorian shares	(10,924)	(0.06)	(0.06)
Adjusted net loss	$(10,616)	$(0.06)	$(0.06)

Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2015	2014	2015	2014
Net income / (loss)	$85,251	$(1,159)	$183,534	$51,597
Financial expenses	25,549	6,683	65,447	7,554
Unrealized (gain) / loss on derivative financial instruments	35	(75)	577	(187)
Financial income (including gain on repurchase of convertible senior notes)	(48)	(103)	(126)	(172)
Depreciation	29,525	11,574	76,483	24,896
Depreciation component of our net profit from associate	-	526	-	1,869
Amortization of restricted stock	9,653	7,631	24,793	22,068
Gain on sale of VLCCs	-	-	-	(51,419)
Gain on sale of Dorian shares	(1,179)	-	(1,179)	(10,924)
Write-down of vessel held for sale and gain on sales of vessels	2,054	-	35	-
Gain on early termination of time chartered-in contract	(1,397)	-	(1,397)	-
Reserve for pool bunker supplier in bankruptcy	1,396	-	1,396	-
Adjusted EBITDA	$150,839	$25,077	$349,563	$45,282

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616